Mail Stop 3010

August 5, 2009

Mr. Michael Gilligan
Principal Financial Officer
PowerShares DB Multi-Sector Commodity Trust
60 Wall Street
New York, NY 10005

> **Re: PowerShares DB Oil Fund**
> **File No. 1-33242**
> **DB Oil Master Fund**
> **File No. 1-33241**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 10, 2009**

Dear Mr. Gilligan:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Documents Incorporated by Reference, page i

1.   We note that you have incorporated by reference certain disclosure from your
        prospectus dated July 14, 2008. Please file all relevant pages from your
        prospectus as exhibits to the Form 10-K. Refer to Instruction G of Form 10-K,
        Rule 12b-23(a)(3) of the Exchange Act, and the Division's Compliance and
        Disclosure Interpretations on Exchange Act Forms, Question 104.11. Also, in
        future filings, please clearly identify the materials incorporated by reference by
        page and paragraph. See Rule 12b-23(b) of the Exchange Act.

Item 1. Business

Index Composition, page 2

2.   We note disclosure on page 1 indicating that the Managing Owner may purchase
        contracts that do not correlate directly to the Index. Please tell us the weighted
        composition of the Fund as of December 31, 2008, as compared to the
        composition of the Index on the Base Date. Confirm that you will provide similar
        disclosure in future filings.

The Managing Owner, page 3

3.   We note that the Managing Owner's experience is "limited." Please describe to us
        in more detail the actual experience of the Managing Owner. Confirm that you
        will provide similar disclosure in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, page 22

4.   Please tell us whether you have been subject to margin calls. If so, quantify the
        amount of such margin calls in your most recent three fiscal years, or since
        commencement of investment operations if shorter, and confirm that you will
        provide similar disclosure, as applicable, in your future filings.

For the year ended December 31, 2008 and the period ended December 31, 2007, page 26

5.   Please provide us with a more detailed discussion of changes in the fund's net
        asset performance. Discuss the relationship between net asset values and the
        performance of the index. Describe changes in the underlying indexes and the
        value of contracts in the fund's portfolio that resulted in overall changes to the

NAV. Also, to the extent that changes in net asset value reflect material changes in interest income, please describe the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in your future filings.

Item 8. Financial Statements and Supplementary Data

Financial Statements

General

6.   Please tell us how you have complied with Article 3 of Regulation S-X to provide separate financial statements for the Fund and Master Trust, as each are considered separate registrants.

Consolidated Schedule of Investments, page 35

7.   We note that you have presented a lone settlement date for futures contracts disclosed within the schedule. Please clarify whether the portfolio of exchange traded futures contracts expire on the same date, within the month noted (i.e., settlement date noted is average date), or based on a range of dates. If such contracts settle within a range, please tell us why you have not provided a range of settlement dates for these futures contracts. Refer to paragraph 7.16.d. of the AICPA Audit and Accounting Guide – Audits of Investment Companies.

Consolidated Statements of Income and Expenses, page 37

8.   Please revise your statement to present your Net income (loss) on a per-share basis. Please refer to SFAS 128 and SAB Topic 4.F. In addition, please revise your Selected Financial Data on page 17 to disclose this information as well.

Notes to Consolidated Financial Statements

(4) Summary of Significant Accounting Policies

(l) Organizational and Offering Costs, page 45

9.   We note that all organizational and offering expenses of the Fund and Master Fund are incurred and assumed by the Managing Owner. Please tell us, and clarify in future filings, whether the Fund or Master Fund is responsible to the Managing Owner for reimbursement of such payments.

Item 9A. Controls and Procedures, page 50

10.   Please revise to provide disclosure regarding the disclosure controls and procedures and internal control over financial reporting for DB Oil Master Fund. We note that your report generally uses the term "Fund" to refer to the Fund and the Master Fund collectively. We believe, however, that you should provide separate disclosure regarding controls and procedures for each separate registrant. Provide similar disclosure regarding disclosure controls and procedures in Item 4 of your quarterly reports on Form 10-Q.

Item 11. Executive Compensation, page 52

11.   We note that DB Commodity Services LLC receives a monthly management fee of $1/12^{th}$ of 0.50% of the daily net asset value per share at the end of each month. Please revise your disclosure to clarify, if true, that this fee is payable monthly in arrears and disclose when any amounts incurred, but not yet paid at the end of the year, are paid. Confirm, if accurate, that the fee is based on NAV per share rather than total NAV. In addition, please quantify any brokerage fees paid to any affiliate of DB Commodity Services LLC. Please supplementally provide us your proposed disclosure.

Item 15. Exhibits and Financial Statement Schedules

12.   We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed executed copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.   In addition, please advise us whether any of these agreements have been modified since they were filed as exhibits to the Form S-1. See Rule 12b-32(b) of the Exchange Act and Item 601(a)(4) of Regulation S-K.

13.   We note your License Agreement with Invesco Powershares Capital Management LLC for the "PowerShares" trademark. Item 601(b)(10) of Regulation S-K requires you to file as an exhibit any material contract. Please include the License Agreement as an exhibit or provide us an analysis as to why you believe it is not a material contract.

Certifications

14.   We note that you have provided certifications relating only to PowerShares DB Oil Fund. Considering that DB Oil Master Fund is a separate registrant for purposes of reporting under the 1934 Act, you should also provide certifications relating to that registrant. Please amend your 10-K and all subsequent 10-Qs to include the appropriate certifications.

15.   We note that you have included the title of the certifying individual when identifying such individual at the beginning of the certification. As your certifications must be signed in a personal capacity, please confirm to us that in future filings your certifications will exclude the title of the certifying individual from the opening sentence. Please also ensure that the certifications of your current principal executive and financial officers are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Michael Gilligan
PowerShares DB Oil Fund
DB Oil Master Fund
August 5, 2009
Page 6

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief